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                             July 26, 2022

       Pablo Brizzio
       Chief Financial Officer
       Ternium S.A.
       26 Boulevard Royal     4th floor
       L-2449 Luxembourg

                                                        Re: Ternium S.A.
                                                            Form 20-F for the
Year Ended December 31, 2021
                                                            Form 6-K furnished
April 27, 2022
                                                            Response Dated July
19, 2022
                                                            File No. 1-32734

       Dear Mr. Brizzio:

              We have reviewed your July 19, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       June 30, 2022 letter.

       Response Letter dated July 19, 2022

       Note 4. Segment Information, page F-40

   1. We note your response to our prior comment 7 but continue to have more questions on your aggregation
analysis of the four operating segments within the Steel reportable segment. Please provide
us the following information:

                                                              Aggregation
analysis which includes the Other Regions operating segment
                                                              Financial
information which includes both historical and projected results for each of the four operating
segments. This information should include revenue (internal and external) as well
as profit measures.
                                                              In light of your
response that the Brazil segment produces slabs, most of which are
 Pablo Brizzio
Ternium S.A.
July 26, 2022
Page 2
              sold to your subsidiaries, please provide us a more detailed explanation as to why you believe the Brazil segment has similar nature of products and services, customers and production processes to the Mexico and Southern Region segments.

2. We note your response to our comment number 8 and the proposed revised disclosure. It appears to us that you are still presenting an additional measure of segment profit or loss, titled "Management View." In light of the fact that your response indicates that you use operating income as your sole measure of segment profit or loss, please remove the disclosure of Management View sales and operating income to be consistent with the guidance in IFRS 8, paragraph 26.
      You may contact Charles Eastman at (202) 551-3794 or Claire Erlanger at
(202) 551-
3301 with any questions.



FirstName LastNamePablo Brizzio                               Sincerely,
Comapany NameTernium S.A.
                                                              Division of
Corporation Finance
July 26, 2022 Page 2                                          Office of
Manufacturing
FirstName LastName